Exhibit 99.2

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2021

COLLPLANT BIOTECHNOLOGIES LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2021

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$17,485	$3,333
Short term cash deposits	30,074	-
Trade receivables	277	830
Other accounts receivable and prepaid expenses	979	239
Restricted deposit	12	12
Inventory	940	1,262
Total current assets	49,767	5,676
Non-current assets:
Restricted deposit	178	181
Operating lease right-of-use assets	2,792	2,796
Property and equipment, net	2,119	2,106
Intangible assets	164	82
Total non-current assets	5,253	5,165
Total assets	$55,020	$10,841

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade payables	$698	$798
Accrued liabilities and other	1,584	1,943
Operating lease liabilities	651	440
Deferred revenues	-	207
Total current liabilities	2,933	3,388
Non-current liabilities:
Derivatives liability	-	28
Operating lease liabilities	2,649	2,948
Total non-current liabilities	2,649	2,976

Total liabilities	5,582	6,364

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2021 and December 31, 2020; issued and outstanding: 10,258,129 and 6,963,838 ordinary shares as of June 30, 2021 and December 31, 2020, respectively	4,448	2,933
Additional paid in capital	111,907	75,547
Currency translation differences	(969)	(969)
Accumulated deficit	(65,948)	(73,034)
Total shareholders’ equity	49,438	4,477
Total liabilities and shareholders’ equity	$55,020	$10,841

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
Revenues	$15,191	$1,432	$691	$823
Cost of revenues	1,315	1,223	429	748
Gross Profit	13,876	209	262	75

Operating expenses:
Research and development	3,534	1,812	1,901	1,002
General, administrative and marketing	3,379	2,017	1,424	986
Operating income (loss)	6,963	(3,620)	(3,063)	(1,913)
Financial income	122	26	72	9
Financial expenses	(27)	(6)	(8)	(2)
Exchange differences	28	28	(39)	(65)
Financial income (expenses), net	123	48	25	(58)
Net income (loss) for the period	$7,086	$(3,572)	$(3,038)	$(1,971)
Basic net income (loss) per ordinary share	$0.76	$(0.52)	$(0.3)	$(0.28)
Diluted net income (loss) per ordinary share	$0.58	$(0.52)	$(0.3)	$(0.28)
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	9,315,817	6,809,666	10,201,231	6,958,109
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	12,173,715	6,809,666	10,201,231	6,958,109

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Currency translation differences	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AT JANUARY 1, 2020	5,670,829	$2,368	$69,949	$(969)	$(67,260)	$4,088
CHANGES DURING THE PERIOD:
Issuance of ordinary shares and warrants, net of issuance costs of $50	445,000	195	4,205	-	-	4,400
Exercise of options	15,788	7	60	-	-	67
Conversion of prepaid warrants to ordinary shares	320,000	137	(137)	-	-	-
Share-based compensation	15,919	6	788			794
Comprehensive loss	-	-	-	-	(3,572)	(3,572)
BALANCE AT JUNE 30, 2020	6,467,536	$2,713	$74,865	$(969)	$(70,832)	$5,777

BALANCE AT JANUARY 1, 2021	6,963,838	$2,933	$75,547	$(969)	$(73,034)	$4,477
CHANGES DURING THE PERIOD:
Issuance of ordinary shares and warrants, net of issuance costs of $3,200	2,250,000	1,035	31,758	-	-	32,793
Exercise of options	27,142	13	97			110
Exercise of warrants, net of issuance costs of $51	1,017,149	467	3,551	-	-	4,018
Share-based compensation	-	-	954	-	-	954
Comprehensive income	-	-	-	-	7,086	7,086
BALANCE AT JUNE 30, 2021	10,258,129	$4,448	$111,907	$(969)	$(65,948)	$49,438

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

			Additional	Currency
	Ordinary shares		paid-in capital	translation differences	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AT APRIL 1, 2020	6,463,695	$2,712	$74,387	$(969)	$(68,861)	$7,269
CHANGES DURING THE PERIOD:
Exercise of options	500	*	2	-	-	2
Share-based compensation	3,341	1	476	-	-	477
Comprehensive loss	-	-	-	-	(1,971)	(1,971)
BALANCE AT JUNE 30, 2020	6,467,536	$2,713	$74,865	$(969)	$(70,832)	$5,777

BALANCE AT APRIL 1, 2021	9,914,740	$4,290	$110,238	$(969)	$(62,910)	$50,649
CHANGES DURING THE PERIOD:
Exercise of options	1,240	1	6	-	-	7
Exercise of warrants, net of issuance costs of $17	342,149	157	1,194	-	-	1,351
Share-based compensation	-	-	469	-	-	469
Comprehensive loss	-	-	-	-	(3,038)	(3,038)
BALANCE AT JUNE 30, 2021	10,258,129	$4,448	$111,907	$(969)	$(65,948)	$49,438

*	Represent an amount less than 1.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2021	2020
Cash flows from operating activities:
Net cash provided by (used in) operations (see Appendix A)	$7,738	$(4,343)
Net cash provided by (used in) operating activities	7,738	(4,343)
Cash flows from investing activities:
Purchase of intangible assets	(82)	-
Purchase of property and equipment	(365)	(246)
Short term cash deposits	(30,000)	-
Net cash used in investing activities	(30,447)	(246)
Cash flows from financing activities:
Proceeds from issuance of shares and warrants, less issuance expenses	32,743	4,400
Exercise of options and warrants into shares	4,128	67
Loan paid	-	(12)
Net cash provided by financing activities	36,871	4,455
Increase (decrease) in cash and cash equivalents and restricted deposits	14,162	(134)
Cash and cash equivalents and restricted deposits at the beginning of the period	3,526	3,971
Exchange differences on cash and cash equivalents and restricted deposits	(13)	14
Cash and cash equivalents and restricted deposits at the end of the period	$17,675	$3,851

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six months ended June 30,
	2021	2020
Appendix to the statement of cash flows
A. Net cash provided by (used in) operations:
Income (loss)	$7,086	$(3,572)
Adjustments for:
Depreciation	352	327
Gains from Short term cash deposits	(74)	-
Share-based compensation to employees and consultants	954	794
Exchange differences on cash and cash equivalents	13	(14)
Financial income related to financial instruments	(28)	(26)
Net change of operating lease accounts	(84)	(32)
	8,219	(2,523)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	553	(242)
Decrease in inventory	322	158
Increase in other receivables	(740)	(480)
Decrease in trade payables	(100)	(274)
Decrease in accrued liabilities and other payables	(309)	(337)
Decrease in deferred revenues	(207)	(645)
	(481)	(1,820)
Net cash provided by (used in) operations	$7,738	$(4,343)
B. Supplementary information on investing and financing activities not involving cash flows:
Conversion of pre-paid warrants to ordinary shares	-	137
Obtaining right of use assets in exchange for a lease liability	184	23
Issuance costs, not yet paid	50	-

C. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period:
Cash and cash equivalents	17,485	3,672
Restricted deposits (including long term)	190	179
Total cash and cash equivalents and restricted deposits	$17,675	$3,851

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

Note 1 - NATURE OF OPERATIONS:

CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and sales of (i) the BioInk product for the development of 3D bioprinting of tissues and organs, (ii) sales of rhCollagen for the medical aesthetics market, and (iii) sales in Europe of the products for tendinopathy and wound healing. The Company operates through CollPlant Ltd., a wholly-owned subsidiary (CollPlant Biotechnologies Ltd. and CollPlant Ltd. will be referred to hereinafter as “the Company” and “CollPlant”, respectively).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not contain all information and notes required by US GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2021, the consolidated results of operations, changes in shareholders’ equity for the three and six-month periods ended June 30, 2021 and cash flows for the six-month periods ended June 30, 2021 and 2020.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2020, as filed in the 20-F on March 26, 2021. The condensed consolidated balance sheet data as of December 31, 2020 included in these unaudited condensed consolidated financial statements was derived from the audited financial statements for the year ended December 31, 2020 but does not include all disclosures required by US GAAP for annual financial statements.

The results for the six-month period ended June 30, 2021 are not necessarily indicative of the results expected for the year ending December 31, 2021. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2020, contained in the Company’s Annual Report have been applied consistently in these unaudited interim condensed consolidated financial statements.

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions. The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on our business, results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. As of the date of issuance of these consolidated financial statements, we are not aware of any specific event or circumstance related to COVID-19 that would require us to update our estimates or judgments or adjust the carrying value of our assets or liabilities.

c.	Principles of consolidation

The consolidated financial statements include the accounts of CollPlant Biotechnologies and its Subsidiary. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Recently Adopted Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continueD):

e.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), adjusted to recognize the effect of a down-round feature when it is triggered, for the period divided by the weighted average number of ordinary shares and prepaid warrants outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options and warrants, which are included under the treasury stock method when dilutive. The calculation of diluted income (loss) per share does not include options and warrants exercisable into 3,282,091 shares and 3,994,056 shares for the three month periods ended June 30, 2021 and 2020, respectively, and 415,854 and 3,994,056 shares for the six month periods ended June 30, 2021 and 2020, respectively, because the effect would be anti-dilutive.

f.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into six broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, accrued expenses and other liabilities approximates their fair value. The carrying amount of the derivatives liability are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus are classified as Level 3 financial.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 3 –INVENTORY:

a.	Inventories at June 30, 2021 and December 31, 2020 consisted of the following:

	June 30,	December 31,
	2021	2020
Work in progress	$534	$391
Finished goods’	406	871
Total inventory	$940	$1,262

b.	During the six and three months period ended June 30, 2021, the Company recorded approximately $169 and $127 for write-down of inventory under cost of goods sold, respectively. Write down in the six and three months period ended June 30, 2020 was negligible.

NOTE 4 – SHARE CAPITAL:

a.	Changes in share capital

1.	On February 17, 2021, the Company completed a registered direct offering providing for the sale and issuance of an aggregate of 2,000,000 ADSs at a purchase price of $17.50 per ADS, for aggregate gross proceeds of $35,000, before deducting investment bank commissions of 7% and offering expenses of approximately $800 payable by the Company.

2.	On February 28, 2021 the Company completed the second closing of the Sagy Agreement, as defined below, which occurred after the Company executed the Development, Exclusivity and Option Products Agreement with AbbVie (see note 5), and the following occurred: (i) Ami Sagy transferred the Company an amount of $1,000 by way of an equity investment, and (ii) the Company issued to Ami Sagy 250,000 ADSs representing 250,000 ordinary shares and warrants to purchase up to 250,000 ADSs representing 250,000 ordinary shares.

The Sagy Agreement is part of a financing agreement which was signed on August 30, 2019, with Mr. Sagy and certain U.S. investors for the issuance of shares and warrants. The total return to the Company against the shares amounted to $6,500. Mr. Sagy, the Company’s largest shareholder provided an amount of $3,000 in two tranches, (i) $2,000 at the first closing in September 3, 2019 and (ii) $1,000 at the second closing, as noted above.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 4 – SHARE CAPITAL (continueD):

b.	Share-based compensation:

Option plan

In accordance with an option plan for employees and consultants (the “Option Plan”), as amended from time to time, employees and consultants of the Company will be granted options, each exercisable into one ordinary share of the Company of NIS 1.50 par value. The ordinary shares that will be issued in accordance with the Option Plan will have the same rights as the other ordinary shares of the Company, immediately subsequent to their issue. An option that is not exercised within 10 years from the allotment date will expire, unless the board of directors extends its validity.

Grants to employees are made in accordance with the Option Plan, and are carried out within the provisions of Section 102 of the Israel Income Tax Ordinance. In accordance with the track selected by the Company and these provisions, the Company is not entitled to claim a tax deduction for the employee benefits.

For those who are not employees of the Company or directors, and for the Company’s controlling shareholders (as defined in the Income Tax Ordinance) options are granted in accordance with section 3(I) of the Income Tax Ordinance.

1)	Options grants

In the six months ended June 30, 2021 and 2020, the Company granted options as follows:

	Six months ended June 30, 2021
	Number of options granted	Exercise price range	Vesting period	Expiration
Employees	76,500	$12.78- 13.08	4 years	10 years
Directors	-	-	-	-

	Six months ended June 30, 2020
	Number of options granted	Exercise price range	Vesting period range	Expiration
Employees	317,909	$10.08	4 years	10 years
Directors	162,713	$11.06	4 years	10 years

The fair value of options granted to employees during the six months ended June 30, 2021, and 2020 was $600 and $2,960 respectively.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 4 – SHARE CAPITAL (continueD):

The fair value of options granted to employees on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Six months ended June 30
	2021	2020
Value of ordinary share	$11.9-$13.93	$9.99-$10.5
Dividend yield	0%	0%
Expected volatility	65.36%-66.49%	66.05%-66.41%
Risk-free interest rate	0.64%-1.06%	0.29%-0.35%
Expected term	6.11 years	6.11 years

2)	The following table summarizes the number of options granted to employees under the Option Plan for the six months period ended June 30, 2021:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	1,198,777	$6.88
Granted	76,500	12.96
Exercised	(27,152)	4.32
Expired	-	-
Forfeited	(5,450)	11.18
Options outstanding at the end of the year	1,242,675	$7.46
Options exercisable at the end of the year	645,942	$5.56

The following table summarizes the number of options granted to non- employees under the Option Plan for the six months period ended June 30, 2021:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	18,082	$17.97
Granted	-	-
Exercised	-	-
Expired	(2,666)	64.61
Forfeited	-	-
Options outstanding at the end of the year	15,416	$2.19
Options exercisable at the end of the year	3,750	$6.75

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 4 – SHARE CAPITAL (continueD):

3)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30		Three months ended June 30
	2021	2020	2021	2020
	U.S. dollars in thousands		U.S. dollars in thousands
Cost of revenue	$42	$22	$18	$-
Research and development	378	215	219	152
General, administrative and marketing	542	557	246	325
	$962	$794	$483	$477

NOTE 5 – Development, Exclusivity and Option Products Agreement

On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement (the “Agreement”) with certain wholly-owned subsidiaries of AbbVie Inc., pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant’s recombinant human collagen technology and AbbVie’s technology.

Pursuant to the Agreement, CollPlant granted to AbbVie and its affiliates, a license and worldwide exclusive rights to use its rhCollagen, for the production and commercialization of dermal and soft tissue filler products ("Exclusive Products"). With respect to the license, CollPlant received a $14 million upfront cash payment and is entitled to receive up to additional $36 million in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. The Agreement provides that later on CollPlant and AbbVie may enter into a supply agreement, at AbbVie's sole discretion, whereby CollPlant will manufacture and supply AbbVie with rhCollagen, at a pre-agreed price, to be used for the Exclusive Products.

In addition, CollPlant shall be entitled to a fixed-fee royalty payments (subject to certain adjustments) for each product commercially sold during the applicable royalty term.

Unless earlier terminated, the Agreement will continue in effect on a product-by-product and country-by-country basis until the later of (i) the expiration, invalidation or abandonment of the last CollPlant patent covering a product in a particular country, and (ii) 10 years from the first commercial sale of such product in such country. Following expiration (unless earlier terminated), the rights granted to AbbVie in the Agreement will continue on a non-exclusive, fully paid-up, royalty-free, perpetual and irrevocable basis. In addition, AbbVie may terminate the Agreement at any time immediately upon written notice to CollPlant as a result of a perceived serious safety issue regarding the use of any Exclusive Product or upon 60 days’ written notice. In the event of termination, the consideration paid or payable to CollPlant will be non-refundable.

The Company has concluded that the contract includes one performance obligation: the delivery of the rhCollagen license. The Company's conditional obligation to manufacture the rhCollagen, represent an optional purchase that do not provide the customer with a material right. As such, the transaction price was fully allocated to the license delivery performance obligation. The license was determined to be a right to use the Company's intellectual property. Since it is not probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestone payments is resolved, and since the contract include termination provisions, the Company estimated the transaction price at $14 million and recognized that amount as revenue once the license was delivered.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 6 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Disaggregated revenues:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Revenues from licensing agreement (See note 5)	$14,000	$-	$-	$-
Revenues from the sales of goods	1,145	1,228	691	713
Revenues from rendering of services	46	204	-	110
Total revenues	$15,191	$1,432	$691	$823

b.	Revenues by geographic area were as follows:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
United states and Canada	$14,603	$1,334	$193	$789

Europe	588	98	498	34

Total	$15,191	$1,432	$691	$823

c.	Revenue recognized in the reporting period that was included in the deferred revenues balance at the beginning of the period is $207 and $164 for the six and three months period ended June 30, 2021 and $645 and $390 for the six and three months period ended June 30, 2020, respectively.

d.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30,				Three months ended June 30,
	2021			2020	2021	2020

Customer A		$14,364		$469	$161	$273

Customer B	$	*	)	$-	$440	$-

Customer C	$	*	)	$849	$-	$500

*)	Less than 10%.

COLLPLANT BIOTECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S dollars in thousands, except share and per share amounts)

(UNAUDITED)

NOTE 7 – SUBSEQUENT EVENTS

1.	In August 2021, 425,000 warrants were exercised into 425,000 ordinary shares in consideration for $1,700 in gross proceeds.

2.	On August 4, 2021, the Company's shareholders approved the grant of an aggregate of 23,000 options exercisable into 23,000 ordinary shares at an exercise price of $15.2 per share, to one of the Company's board members.

The options will vest over four years in which one quarter will vest one year after the grant date and the remaining balance will vest in equal parts at the end of each subsequent quarter.